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03054225

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 31 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kelly Securities Corp, dba
Nolan Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
535 Main Road
(No. and Street)

Monterey	MA	01245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Ehrenstein — 413-528-3599 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul Ehrenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nolan Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 20 03

Deirdre Steinhaus Ainbinder
Notary Public

Paul Ehrenstein
Signature

Financial Principal
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOLAN SECURITIES CORPORATION

DECEMBER 31, 2002

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7-10
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	12
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	13
SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR	15-16

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Nolan Securities Corporation

We have audited the accompanying statement of financial condition of Nolan Securities Corporation as of December 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nolan Securities Corporation at December 31, 2002 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has recurring losses, negative cash flows from operations, limited operating revenues and an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 24, 2003

NOLAN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS		
Cash and cash equivalents	$	4,935
Deposit with clearing broker (Note 7)		25,000
Secured demand notes		198,000
Receivable from officer		168,081
Other receivables (Note 10)		381,719
Other assets		2,096
TOTAL ASSETS	$	779,831
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	97,283
Payable to clearing broker (Note 7)		17,479
Note payable		1,050
TOTAL LIABILITIES		115,812
Commitments and Contingencies (Note 9)		
Subordinated borrowings (Note 8)		198,000
		198,000
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		5
Paid-in capital		501,781
Deficit		(35,767)
Total Stockholder's Equity		466,019
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	779,831

The accompanying notes are an integral part of these financial statements.

NOLAN SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Interest and dividend income	$ 728
Commissions	789
Gain on securities	133
Consulting fees	5,000
Total Revenues	6,650
Expenses:	
Travel and entertainment	53,852
Interest	33,409
Communications	8,731
Occupancy	7,700
Professional fees	5,297
Office supplies and expenses	3,997
Employee compensation and benefits	2,920
Clearance fees and execution costs	1,613
Other expenses	10,757
Total Expenses	128,276
Loss before tax provision	(121,626)
Income tax provision	-
Net loss	$ (121,626)

The accompanying notes are an integral part of these financial statements.

NOLAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Totals
Balances at January 1, 2002	$ 5	$ 491,681	$ 85,859	$ 577,545
Capital contribution	-	10,100	-	10,100
Net loss	-	-	(121,626)	(121,626)
Balances at December 31, 2002	$ 5	$ 501,781	$ (35,767)	$ 466,019

The accompanying notes are an integral part of these financial statements.

NOLAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated borrowings at January 1, 2002	$	198,000
Subordinated borrowings at December 31, 2002	$	198,000

The accompanying notes are an integral part of these financial statements.

NOLAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2002
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(121,626)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Decrease in securities long at market value		7,235
Decrease in receivable from officer		73,147
Decrease in other assets		6,137
Increase in accounts payable and accrued expenses		31,145
(Decrease) in payable to clearing broker		(885)
(Decrease) in income tax payable		(12,130)
(Decrease) in note payable		(5,253)
Total adjustments		99,396
NET CASH USED BY OPERATING ACTIVITIES		(22,230)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution		10,100
CASH PROVIDED BY FINANCING ACTIVITIES		10,100
NET DECREASE IN CASH		(12,130)
CASH		
Beginning of year		17,065
End of year	$	4,935
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest payments	$	8,687

The accompanying notes are an integral part of these financial statements.

NOLAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Nolan Securities Corporation (the "Company"), is a securities broker/dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Nature of business

The Company is a "broker/dealer" executing trades for institutional clients and performing various investment banking activities. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker/dealer on a fully disclosed basis.

NOTE 2- GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses, negative cash flows from operations, limited operating revenues and an accumulated deficit. The Company reported losses from operations of $140,568 for December 31, 2001 and $121,626 for December 31, 2002. The Company reported net cash used in operating activities of $102,676 for December 31, 2001 and $22,230 for December 31, 2002. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2003, management of the Company intends to build the business through the sale of private placements and contribute additional capital as necessary. There can be no assurance that management's plans, as described above, will be realized. If the Company is unable to generate sufficient revenues or raise sufficient additional capital, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 3- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a settlement date basis, which is generally three business days after trade date. Revenues and expenses would not be materially different if reported on a trade date basis.

NOTE 3- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOLAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 4- INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax return of the individual shareholder. The provision for state income taxes is calculated on financial statement pretax income based on current tax law. The income tax provision consists of the following:

	Current	Deferred	Total
State tax	$ -	$ -	$ -

The Company has not filed tax returns since the 1999 tax year.

NOTE 5- NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $110,469 which was $10,469 in excess of its required net capital of $100,000. However, the net capital was $9,531 lower than the 120% net capital requirement of $120,000. The Company notified the NASD and the SEC under Rule 17a-11(c)(3). The Company's aggregate indebtedness to net capital ratio was 0.89 to 1 at December 31, 2002.

NOTE 6- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 25,000	$ -
Payable to clearing broker	-	17,479
	$ 25,000	$ 17,479

NOTE 7- SUBORDINATED BORROWINGS

The borrowings under subordinated agreements at December 31, 2002 amounted to $198,000. The secured demand notes are collateralized by cash and securities in the amount of $203,358. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8- COMMITMENTS AND CONTINGENCIES

The Company utilizes office space provided by its president, for a nominal monthly fee.

NOTE 9- OTHER RECEIVABLE

On September 5, 2000 the Company pledged $381,719 worth of its securities to a lender on behalf of its shareholder. This amount has been reflected as a receivable in the statement of financial condition. The pledged securities are returnable to the Company on February 28, 2004. The lender has the right of offset in the event the shareholder does not pay back his loan. In the event of a shareholder default the Company will reclassify the receivable as a distribution to the shareholder.

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

NOLAN SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:		
Stockholder's equity		$ 466,019
Add: allowable subordinated liabilities	$ 198,000	
		198,000
Less non-allowable assets and deductions:		
Advances receivable	44,521	
Other receivables	381,719	
Other assets	125,656	
Petty cash	1,500	
		553,396
Net capital before haircuts		110,623
Less: Haircuts on securities positions		154
NET CAPITAL		$ 110,469
TOTAL AGGREGATE INDEBTEDNESS		$ 98,333
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 6,556
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($110,469 - $100,000)		$ 10,469
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 98,333 / $ 110,469	89.01%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

NOLAN SECURITIES CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

The Company is exempt from the Securities and Exchange Commission rule 15c3-3 under section (k)(2)(ii) and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC AUDITOR

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Stockholder of
Nolan Securities Corporation
Monterey, Massachusetts

In planning and performing our audit of the financial statements of Nolan Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 24, 2003



NOLAN SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2002
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT PUBLIC AUDITOR